  Exhibit 99.1

First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)
	September 30, 2021	December 31, 2020

ASSETS
Current
Cash and cash equivalents	$30,348	$28,901
Investments (Note 3)	17,331	18,425
Prepaid expenses, accounts and other receivables	868	2,700
Total current assets	48,547	50,026

Non-current
Mineral properties (Note 4)	165,073	179,429
Investment in Treasury Metals Inc. (Note 5)	16,260	63,812
Investment in PC Gold Inc. (Note 6)	21,570	-
Investment in Big Ridge Gold Corp. (Note 7)	1,569	-
Mineral property investments (Note 8)	6,210	6,726
Property and equipment	850	570
Other assets	431	650
Total non-current assets	211,963	251,187
TOTAL ASSETS	$260,510	$301,213

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,258	$2,013
Current portion of lease liability	123	112
Provision for Pickle Crow reclamation funding (Note 4(b))	710	-
Current portion of environmental reclamation provision	-	250
Option – PC Gold (Note 4(b))	4,347	4,410
Obligation to distribute investments (Note 5(c))	-	34,040
Total current liabilities	7,438	40,825

Non-current
Lease liability	348	442
Environmental reclamation provision	-	3,133
Silver Stream derivative liability (Note 9)	23,768	13,260
Total non-current liabilities	24,116	16,835
TOTAL LIABILITIES	31,554	57,660

SHAREHOLDERS’ EQUITY
Share capital (Note 10)	318,434	317,167
Warrant and share-based payment reserve (Note 10)	46,681	44,648
Accumulated other comprehensive gain (loss)	(376)	(1,392)
Accumulated deficit	(135,783)	(116,870)
Total shareholders’ equity	228,956	243,553
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$260,510	$301,213
Subsequent Events (Note 15)
The consolidated financial statements were approved by the Board of Directors:
Signed: “Keith Neumeyer”, Director
Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)
	Nine months ended September 30,
	2021	2020

Cash flows from operating activities
Net loss for the period	$(31,867)	$(33,345)
Adjustments for:
Gain on deconsolidation of subsidiary (Note 4)	(9,280)	-
Impairment of non-current assets (Note 5(b))	23,555	24,870
Share-based payments (Note 10)	1,585	777
Depreciation	238	233
Fair value loss on Silver Stream derivative liability (Note 9)	700	6,112
Investments fair value loss (Note 3)	4,672	426
Other expenses	42	-
Accrued interest receivable	(84)	-
Unrealized foreign exchange loss (gain)	40	(606)
Deferred income tax recovery	-	(1,539)
Finance cost	38	62
Equity and dilution loss on equity accounted investments	5,675	(467)
Loss on disposal of subsidiaries	-	303
Operating cash flows before movements in working capital	(4,686)	(3,174)
Changes in non-cash working capital items:
Increase in accounts and other receivables	(35)	(71)
Increase in prepaid expenditures	(31)	(8)
Decrease in accounts payables and accrued liabilities	(751)	(244)
Total cash used in operating activities	(5,503)	(3,497)
Cash flows from investing activities
Mineral property expenditures (Note 4)	(11,241)	(9,474)
Investment in Treasury Metals Inc.	-	(118)
Proceeds from sale of investments (Note 3)	11,386	-
Property and equipment purchases	(425)	(197)
Option payments and expenditures recovered (Note 4)	1,968	148
Total cash provided by (used in) investing activities	1,688	(9,641)
Cash flows from financing activities
Net proceeds from bought deal financing	-	26,647
Net proceeds from private placements	-	9,124
Proceeds from Silver Stream (Note 9)	4,757	3,263
Proceeds from ATM program	-	125
Proceeds from exercise of warrants and stock options	668	706
Repayment of lease liability	(83)	(67)
Finance costs paid	(37)	(41)
Total cash provided by financing activities	5,305	39,757
Foreign exchange effect on cash	(43)	(44)
Change in cash and cash equivalents	1,447	26,575
Cash and cash equivalents, beginning	28,901	5,902
Cash and cash equivalents, ending	$30,348	$32,477

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

OPERATING EXPENSES (Note 11)
General and administration	$1,195	$441	$3,820	$2,449
Exploration and evaluation	174	213	621	571
Investor relations and marketing communications	399	346	1,830	892
Corporate development and due diligence	100	59	347	285
Impairment of non-current assets (Note 5)	-	2,372	23,555	24,870
Loss from operational activities	(1,868)	(3,431)	(30,173)	(29,067)

OTHER ITEMS
Gain on deconsolidation of subsidiary (Note 4(b))	449	-	9,280	-
Fair value gain (loss) on Silver Stream liability (Note 9)	7,704	(6,112)	(700)	(6,112)
Investments fair value loss (Note 3)	(4,039)	(3,439)	(4,672)	(426)
Foreign exchange gain (loss)	112	(64)	(54)	543
Other expenses	(15)	(25)	(68)	(71)
Interest and other income	61	31	195	85
Loss on disposal of subsidiaries	-	-	-	(303)
Gain (loss) before income taxes	$2,404	$(13,040)	$(26,192)	$(35,351)
Deferred income tax recovery	-	221	-	1,539
Equity income (losses) and dilution impacts of equity accounted investments (Note 5,6 & 7)	15	467	(5,675)	467
Net income (loss) for the period	$2,419	$(12,352)	$(31,867)	$(33,345)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to net income or (loss):
Investments fair value gain (loss)	(1,263)	1,648	1,533	1,721

Mineral property investments fair value gain (loss) (Note 8)	(73)	423	(516)	1,326

Items that are or may be reclassified to net income or (loss):
Currency translation adjustment of foreign subsidiaries	10	(10)	(1)	25
Recycling of currency translation adjustment on disposal of foreign subsidiaries	-	-	-	(630)
Other comprehensive income (loss)	(1,326)	2,061	1,016	2,442

Net income (loss) and comprehensive income (loss) for the period	$1,093	$(10,291)	$(30,851)	$(30,903)
Income (loss) per share
Basic	$0.00	$(0.02)	$(0.05)	$(0.05)
Diluted	$0.00	$(0.02)	$(0.05)	$(0.05)
Weighted average number of shares outstanding
Basic	699,523,115	656,270,866	698,177,258	632,847,071
Diluted	705,398,997	656,270,866	698,177,258	632,847,071

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)
	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2019	591,997,138	$282,666	$14,532	$18,798	$(3,649)	$(50,015)	$262,332
Proceeds from bought deal financing	57,500,000	25,339	3,411	-	-	-	28,750
Bought deal financing share issuance cost	-	(1,854)	(249)	-	-	-	(2,103)
Proceeds from private placements	40,198,095	8,160	1,122	-	-	-	9,282
Flow-through share premium liability	-	(300)	-	-	-	-	(300)
Private placements share issuance cost	-	(136)	(22)	-	-	-	(158)
At-the-market distributions	532,000	125	-	-	-	-	125
Exercise of options (Note 10(d))	2,092,500	1,049	-	(428)	-	-	621
Exercise of warrants (Note 10(c))	247,500	98	(13)	-	-	-	85
Shares issued for prior mineral property acquisition	24,220	4	-	-	-	-	4
Warrants issued to First Majestic Silver Corp.	-	-	6,278	-	-	-	6,278
Share-based payments	-	-	-	1,165	-	-	1,165
Obligation to distribute investments	-	-	-	-	-	(37,222)	(37,222)
Loss for the period	-	-	-	-	-	(33,345)	(33,345)
Other comprehensive income	-	-	-	-	2,442	-	2,442
Balance as at September 30, 2020	692,591,453	$315,151	$25,059	$19,535	$(1,207)	$(120,582)	$237,956
Balance as at December 31, 2020	697,216,453	$317,167	$25,056	$19,592	$(1,392)	$(116,870)	$243,553
Exercise of options (Note 10(d))	2,287,500	841	-	(265)	-	-	576
Exercise of warrants (Note 10(c))	265,650	104	(12)	-	-	-	92
Shares issued on acquisition of Birch-uchi mineral property tenure (Note 4)	857,035	310	-	-	-	-	310
Cameron Gold exploration agreement	25,000	12	9	-	-	-	21
Share reduction due to expiry	(701,579)	-	-	-	-	-	-
Share-based payments	-	-	-	2,301	-	-	2,301
Obligation to distribute investments fair value adjustment	-	-	-	-	-	12,954	12,954
Loss for the period	-	-	-	-	-	(31,867)	(31,867)
Other comprehensive loss	-	-	-	-	1,016	-	1,016
Balance as at September 30, 2021	699,950,059	$318,434	$25,053	$21,628	$(376)	$(135,783)	$228,956

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018.

First Mining is a Canadian gold exploration and development company focused on the permitting and development of the Springpole Gold Project in northwestern Ontario and advancing work at its other gold projects in Canada. First Mining holds a significant equity investment in Treasury Metals Inc. (“Treasury Metals”) (TSX: TML) (Note 5) which is advancing the Goliath-Goldlund gold complex in Ontario towards a construction decision. First Mining’s portfolio of gold projects in eastern Canada also includes equity accounted investments in entities which own Pickle Crow (being advanced by Auteco Minerals Ltd. (“Auteco”) (ASX: AUT)), Hope Brook (being advanced with Big Ridge Gold Corp. (“Big Ridge”) (TSXV: BRAU), Cameron, Duparquet, Duquesne, and Pitt.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. As the Company does not have production activities, the ability to fund ongoing exploration is affected by the availability of financing. Due to market uncertainty arising from the impacts of COVID-19 the Company may be restricted in its ability to raise additional funding. To date the impact on the Company has been limited to a slowing of on site exploration activities during the 2020 and 2021 years. The impact of COVID-19 on the Company over time is not readily determinable; however, its effects may have a material impact on the Company’s financial position, results of operations and cash flows in future periods.

2. BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2020, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The condensed interim consolidated financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are expressed in thousands of Canadian dollars.

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries.

The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiary is the US dollar.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors on November 9, 2021.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

2. BASIS OF PRESENTATION (continued)

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021, the Company used the same accounting policies, methods of computation and accounting policy judgments as in the annual consolidated financial statements for the year ended December 31, 2020. Additionally, the areas of estimation uncertainty remain unchanged from those disclosed in the annual consolidated financial statements. There are no IFRS or IFRS Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

3. INVESTMENTS

The movements in investments during the nine months ended September 30, 2021 and the year ended December 31, 2020 are summarized as follows:

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments
Balance as at December 31, 2020	$9,267	$3,386	$5,772	$18,425
Additions	13,691	216	-	13,907
Disposals	(9,043)	(668)	-	(9,711)
Gain recorded in other comprehensive loss	-	1,531	-	1,531
Loss recorded in net loss	(1,049)	-	(3,698)	(4,747)
Reclassification to assets held for distribution	-	-	(2,074)	(2,074)
Balance as at September 30, 2021	$12,866	$4,465	$-	$17,331

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments
Balance as at December 31, 2019	$-	$1,775	$-	$1,775
Additions	11,134	-	9,812	20,946
Disposals	(6,672)	-	-	(6,672)
Gain recorded in other comprehensive loss	-	1,611	-	1,611
Gain (loss) recorded in net loss	4,805	-	(4,040)	765
Balance as at December 31, 2020	$9,267	$3,386	$5,772	$18,425

The Company holds securities of publicly traded companies as strategic interests. The investments where the Company does not have significant influence are classified as marketable securities. The Auteco and First Majestic common shares are classified as FVTPL. Other marketable securities are designated as FVTOCI.

During the nine months ended September 30, 2021, the Company:

●
Received 287,300 common shares of First Majestic (initial recognition - $5,051,000, September 30, 2021 – $4,163,000) in connection with the Silver Purchase Agreement (defined in Note 9);

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

3. INVESTMENTS (continued)

●
Received 100,000,000 common shares of Auteco (initial recognition - $8,640,000, September 30, 2021 – $8,704,000) in connection with the Auteco Earn-In Agreement (defined in Note 4(b));
●
Sold a total of 400,000 common shares of First Majestic for net proceeds of $9,022,000 which resulted in a $3,863,000 realized gain on sale based on the original cost at the time of receipt; and
●
Sold a total of 419,200 common shares of other marketable securities for net proceeds of $668,000 which resulted in a realized gain on sale of $385,000 based on the original cost at the time of receipt.

At June 30, 2021 the Treasury Metals Warrants (with a fair value of $2,074,000) were reclassified to Assets Held for Distribution following the June 30, 2021 shareholder vote approving the Treasury Metals Share and Warrant distribution which occurred on July 15, 2021.

4. MINERAL PROPERTIES

As at September 30, 2021 and December 31, 2020, the Company has capitalized the following acquisition, exploration, and evaluation costs on its mineral properties:

	Springpole	Cameron	Duquesne/Pitt	Hope Brook (Note 4(c))	Pickle Crow (Note 4(d))	Goldlund (Note 5)	Others (1)	Total
Balance December 31, 2020	$87,907	$31,875	$7,229	$20,612	$24,986	$-	$6,820	$179,429
Acquisition	$1,342	21	-	-	-	-	791	$2,154
Concessions, taxes and royalties	$684	32	3	20	-	-	-	$739
Salaries and share-based payments	$2,263	136	4	44	22	-	75	$2,544
Drilling, exploration, and technical consulting	$2,894	56	4	16	3,251	-	230	$6,451
Assaying, field supplies, and environmental	$3,761	72	-	3	-	-	10	$3,846
Travel and other expenditures	$1,022	26	-	17	-	-	4	$1,069
Total Expenditures	$11,966	$343	$11	$100	$3,273	$-	$1,110	$16,803
Disposal, impairment or reclassification	-	-	-	(2,685)	(28,259)	-	(215)	(31,159)
Balance September 30, 2021	$99,873	$32,218	$7,240	$18,027	$-	$-	$7,715	$165,073

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

4. MINERAL PROPERTIES (continued)

	Springpole	Cameron	Duquesne/ Pitt	Hope Brook	Pickle Crow	Goldlund	Others (1)	Total
Balance December 31, 2019	$76,775	$27,374	$7,217	$20,071	$19,263	$98,894	$3,221	$252,815
Acquisition	$-	4,219	-	-	-	-	-	$4,219
Concessions, taxes and royalties	$740	11	3	20	20	2	60	$856
Salaries and share-based payments	$1,300	145	1	148	71	430	7	$2,102
Drilling, exploration, and technical consulting	$4,828	52	8	140	4,409	796	37	$10,270
Assaying, field supplies, and environmental	$3,555	50	-	123	1,217	255	8	$5,208
Travel and other expenditures	$709	24	-	110	6	126	2	$977
Total Expenditures	$11,132	$4,501	$12	$541	$5,723	$1,609	$114	$23,632
Disposal, impairment or reclassification	-	-	-	-	-	(100,503)	3,485	(97,018)
Balance December 31, 2020	$87,907	$31,875	$7,229	$20,612	$24,986	$-	$6,820	$179,429

(1)
Other mineral properties as at September 30, 2021 and December 31, 2020 include: the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project); six properties in Ontario’s Birch-uchi greenstone belt including three under option (see below); a 1.5% NSR Royalty under the terms of the Treasury Share Purchase Agreement (defined in Note 5), which was reclassified from “Goldlund” to “Others” during the year ended December 31, 2020; and, the Turquoise Canyon property in Nevada (under option to Momentum Minerals Ltd. which was acquired by IM Exploration Inc. on July 6, 2021).

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests.

a)
Hope Brook Project

On June 8, 2021, the Company announced it had closed a definitive earn-in agreement with Big Ridge Gold Corp. “Big Ridge” (the “Big Ridge transaction”) whereby Big Ridge may earn up to an 80% interest in First Mining’s Hope Brook Gold Project located in Newfoundland, Canada. Pursuant to the definitive earn-in agreement, Big Ridge can earn an 80% interest in the Hope Brook Project through a two-stage earn-in over five years by incurring a total of $20,000,000 in qualifying expenditures, issuing up to 36.5 million shares of Big Ridge to First Mining and making a future cash payment to First Mining. Upon completion of the earning in, First Mining will retain a 20% interest in the Hope Brook Project and a 1.5% net smelter returns royalty on the Hope Brook Project, of which 0.5% can be bought back by Big Ridge for $2,000,000. In accordance with the agreement, First Mining nominated one member to the Board of Directors of Big Ridge upon closing and received $500,000 and 11,500,000 shares of Big Ridge which have been credited against the Hope Brook project mineral property balance. At the end of the reporting period, the Company assessed the Hope Brooke Project for impairment indicators, no impairment indicators were identified. See Note 7 below for further details of the equity accounted investment in Big Ridge.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

4. MINERAL PROPERTIES (continued)

b)
Pickle Crow Project

On March 12, 2020, the Company and Auteco executed a definitive Earn-In Agreement (the “Auteco Earn-In Agreement”) whereby Auteco may earn up to an 80% interest in PC Gold, a then wholly-owned subsidiary of First Mining which owns the Pickle Crow Project. Pursuant to the Auteco Earn-In Agreement, the Earn-In is comprised of two stages:

●
Stage 1 Earn-In (51% earn-in) – Three year initial earn-in period to acquire a 51% equity interest in PC Gold by:
o
Spending $5,000,000 on exploration and environmental matters at the Pickle Crow Gold Project (or cash payments in lieu), of which $750,000 must be incurred within the first 12 months; and
o
Issuing 100 million shares of Auteco to First Mining.

●
Stage 2 Earn-In (additional 19% to earn-in to 70%) – Upon completion of the Stage 1 Earn-In, Auteco will have a two-year follow-on period to acquire an additional 19% equity interest in PC Gold by:
o
Spending a further $5,000,000 on exploration on the Pickle Crow Gold Project;
o
Making a $1,000,000 cash payment to First Mining within 90 days of completing the additional exploration spend; and
o
Issuing to First Mining a 2% NSR royalty on the Project (1% of which can be bought back for USD$2,500,000) (issued upon completion of the Stage 2 Earn-In).

Upon completion of the Stage 2 Earn-In, Auteco will have an option to acquire an additional 10% equity interest in PC Gold, exercisable any time following completion of the Stage 2 Earn-In, by paying First Mining $3,000,000 in cash, after which First Mining’s residual 20% interest in PC Gold is carried until a construction decision in relation to the Pickle Crow Project, which is to be made after a final feasibility study and following Auteco having arranged sufficient financing to achieve commercial production. If Auteco should fail to meet such requirements within the applicable time periods outlined above, the Auteco Earn-In Agreement will terminate and Auteco will be entitled to retain any interest it has earned prior to the date of termination. During the term of the Auteco Earn-In Agreement, Auteco will incur all program costs and manage Pickle Crow exploration activity.

On June 9, 2021, the Company announced completion of the Stage 1 earn-in and accordingly Auteco obtained a 51% ownership of the PC Gold legal entity. First Mining received the scheduled 100,000,000 Auteco shares and executed the joint venture shareholders agreement.

Following the completion of the Stage 1 earn-in by AuTeco, First Mining’s percentage ownership of its former subsidiary, PC Gold, was reduced from 100% to 49%, which led to a loss of control and the resulting deconsolidation of PC Gold Inc. from First Mining’s financial statements. The gain on deconsolidation was calculated as a result of derecognizing the net assets of PC Gold and recognizing the fair value of an equity accounted associate, PC Gold, along with the fair value of the Stage 2 and final earn-in option liabilities.

The following information summarizes the deconsolidation of PC Gold as at June 9, 2021:

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

4. MINERAL PROPERTIES (continued)

June 9, 2021
Fair Value of retained interest in PC Gold Inc.
112,146,017 shares at $0.32 per share (deemed FV based on underlying property interest)	$36,000
Provision for Pickle Crow reclamation funding	(710)

Fair value of Auteco shares received as additional consideration (Note 3)	8,640

Option – PC Gold liability fair value of Stage 2 and final earn in options	(17,306)

Net assets of PC Gold
Prepaids	3
Reclamation deposit	120
Mineral property, net	20,358
Environmental reclamation liability, net	(3,137)
Net assets of subsidiary	17,344

Gain on loss of control of subsidiary, Net	$9,280

At the time of deconsolidation of PC Gold in Q2 2021, management estimated a fair value for the Stage 2 and final Auteco earn in options of $17,306,000 based on the portion of the fair value of the PC Gold investment that the Company would be required divest net of any future proceeds from Auteco. Following completion of the Stage 2 earn-in in Q3 2021 the Stage 2 option liability of $12,959,000 was settled and the Company delivered the additional 19% interest in PC Gold to Auteco from the Option – PC Gold balance which represented the fair value loss on the reduced 30% PC Gold ownership. A corresponding reduction in the equity accounted investment in PC Gold was also recorded as a result of this dilution. The $4,347,000 balance as at September 30, 2021 represents the additional net dilution which would result from Auteco completing its additional 10% equity interest. Following receipt of $3,000,000 under this option First Mining’s ownership would reduce to 20%.

The Company’s agreement with Auteco requires First Mining to contribute its pro-rata share of environmental reclamation funding, which was 30% as at September 30, 2021 following completion of the stage 2 earn-in. Accordingly, the company has recorded a provision of $710,000 as at September 30, 2021 (December 30, 2020 - $nil).

c)
Swain Post property option

On March 1, 2021, the Company entered into a three year option agreement with Exiro Minerals Corp. (“Exiro”) pursuant to which First Mining may earn a 100% interest in Exiro’s Swain Post property in northwestern Ontario through future cash and share payments of approximately $250,000 to Exiro during the term of the option, and by completing all assessment work requirements on the property during the three year option term.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

4. MINERAL PROPERTIES (continued)

d)
Swain Lake property option

On April 29, 2021, the Company entered into an earn-in agreement with Whitefish Exploration Inc. (“Whitefish”), which gives First Mining the option to earn a 70% interest in Whitefish’s Swain Lake project in northwestern Ontario by making cash payments totaling $200,000 and share payments totaling $425,000, and by incurring at least $500,000 worth of expenditures on the Swain Lake Property during the first three years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Swain Lake Property and will have an additional period of two years within which to acquire the remaining 30% of the project by paying $1,000,000 to Whitefish and issuing $1,000,000 worth of First Mining shares.

e)
Vixen properties acquisition

On September 9, 2021, the Company entered into a three year option agreement with ALX Resources Corp. (“ALX”) pursuant to which First Mining may earn a 100% interest in ALX’s Vixen North, South and West properties (the “Vixen Properties”) in northwestern Ontario through future cash and share payments of approximately $1,450,000 to ALX during the term of the option, and by completing all assessment work requirements on the property during the three year option term.

First Mining will have the option to earn an initial 70% interest in the Vixen Properties by making cash payments totaling $550,000, and share payments totaling $400,000, to ALX, and by incurring at least $500,000 worth of expenditures on the Vixen Properties during the first three years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Vixen Properties, and will have an additional period of two years within which to acquire the remaining 30% of the Vixen Properties by paying $500,000 to ALX and issuing $500,000 worth of First Mining shares to ALX.  In the event the second stage of the earn-in is not completed, ALX and Gold Canyon will enter into a joint venture agreement with respect to the Vixen Properties

 5. INVESTMENT IN TREASURY METALS

a)
Treasury Share Purchase Agreement Overview

On August 7, 2020, First Mining completed a transaction with Treasury Metals under a share purchase agreement (the “Treasury Share Purchase Agreement”), pursuant to which Treasury Metals agreed to acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a previously wholly-owned subsidiary of the Company, and 100% owner of the Goldlund Project. Under the terms of the Treasury Share Purchase Agreement, First Mining received total consideration of $91,521,000 which was comprised of (i) 43.33 million common shares (post-consolidation) of Treasury Metals (“Treasury Metals Shares”) with a fair value of $78,000,000; (ii) 11.67 million common share purchase warrants (post-consolidation) of Treasury Metals (“Treasury Metals Warrants”) with an exercise price of $1.50 for a three year term with a fair value of $9,812,000; (iii) a retained 1.5% Net Smelter Returns (“NSR”) royalty on Goldlund (0.5% of which can be bought back by Treasury Metals for $5 million in cash) with a fair value of $3,709,000; and (iv) the right to certain contingent milestone payments totaling $5 million, payable in cash on certain key advancements at Goldlund which have not been recorded as at September 30, 2021.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

5. INVESTMENT IN TREASURY METALS (continued)

b)
Equity Accounting Method for Investment in Treasury Metals and Impairment

The Company has concluded it has significant influence over Treasury Metals. The Company is accounting for its investment using the equity method. As at September 30, 2021 the fair market value of the Company’s investment in common shares of Treasury Metals was $14,200,000, based on the Treasury Metals quoted market price. Due to the significant decline in fair value of the Treasury Metals Shares as at March 31, 2021, the Company recorded an impairment of the investment in Treasury Metals amounting to $23,555,000. This impairment was recorded within the impairment of non-current assets in the statement of net loss and comprehensive income (loss). In Q2 2021, the Company recorded dilution losses on the investment in Treasury Metals predominantly as a result of the exercise of special warrants by Treasury Metals investors (reducing the Company’s interest from 38.4% to 33.3%). As at June 30, 2021, the Company reclassified a portion of its investment to Assets held for distribution to reflect the portion of the equity accounted investment being distributed to shareholders (Note 5 (c)). As at September 30, 2021, the Company owns approximately 20.0 million Treasury Metals Shares.

	September 30, 2021	December 31, 2020
Balance, beginning of period	$63,812	$-
Acquisition – Initial Recognition on August 7, 2020	-	78,000
Equity (loss) income	(56)	1,446
Dilution event in Q2, 2021	(5,000)	-
Impairment of Investment in Treasury Metals Inc.	(23,555)	(15,634)
Reclassification to assets held for distribution	(18,941)	-
Balance, end of period	$16,260	$63,812

The equity accounting for Treasury Metals is based on published results to June 30, 2021 and an estimate of results for the period of July 1, 2021 to September 30, 2021. The Company’s estimated equity share of Treasury’s net loss for the nine-month period ending September 30, 2021 was $56,000.

c)
Obligation to Distribute Investments

In accordance with the terms of a Shareholders Agreement signed in connection with the transaction, First Mining distributed approximately 23.3 million Treasury Metals Shares and all 11.6 million of the Treasury Metals Warrants to its shareholders (the “Distribution”) on July 15, 2021. Following the Distribution, First Mining retained approximately 20.0 million Treasury Metals Shares, leaving the Company with an approximate 15.4% interest in Treasury Metals. First Mining’s percentage ownership along with its Board representation of three Board seats continue to support the conclusions that it has significant influence.

As part of the distribution to its shareholders First Mining settled its obligation to distribute liability which had previously been recorded in the balance sheet. Investments fair value gain (loss) in the income statement included amounts related to the fair value changes of the Treasury Metals Shares and Warrants immediately prior to distribution on July 15, 2021.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

6. INVESTMENT IN PC GOLD INC.

Following the completion of the Stage 1 earn-in by Auteco, First Mining determined that its then 49% investment in the common shares of PC Gold gave it significant influence over PC Gold, requiring PC Gold to be recorded in First Mining’s financial statements using the equity method of accounting as an investment in associate.

The initial recognition of the investment in associate was accounted for based on an estimated fair value using a market approach to value Pickle Crow’s inferred resources on a per unit of metal basis derived from comparable gold project transactions.

	September 30, 2021	December 31, 2020
Balance, beginning of period	$-	$-
Acquisition – Initial Recognition on June 9, 2021	36,000	-
Equity loss	(2)	-
Dilution event in Q3, 2021-Stage 2 earn-in completion	(14,428)	-
Balance, end of period	$21,570	$-

The subsequent equity accounting for PC Gold is based on results to March 31, 2021 and an estimate of results for the period of June 9, 2021 to September 30, 2021. The Company’s estimated equity share of PC Gold’s net loss for the interim period ending September 30, 2021 was $2,000.

Upon completion of Stage 2 on August 26, 2021, the Company recorded a $14,428,000 dilution event based upon the ownership interest reduction from 49% to 30%, which resulted in a $12,960,000 partial reversal of the PC Gold option liability and cash proceeds received from Auteco of (i) $1,000,000; (ii) $468,000 for unspent environmental reclamation work as part of the PC Gold Earn-in Agreement.

7. INVESTMENT IN BIG RIDGE GOLD CORP.

Following completion of the Big Ridge transaction on June 7, 2021, the Company’s common share ownership interest in Big Ridge was approximately 19.8% (Initial Recognition fair value - $2,185,000) and was 11.0% on September 30, 2021 following a dilution event whereby Big Ridge issued 23.4 million flow-through shares as part of a private placement. In addition to its share ownership interest, the Company considered various qualitative factors including representation rights on Big Ridge’s board of directors in arriving at the determination that significant influence exists, and therefore the Company will be required to apply the equity method of accounting.

	September 30, 2021	December 31, 2020
Balance, beginning of period	$-	$-
Acquisition – Initial Recognition on June 7, 2021	2,185	-
Equity loss	(28)	-
Dilution event in Q2 2021	(588)	-
Balance, end of period	$1,569	$-

The equity accounting for Big Ridge is based on results to June 30, 2021 and an estimate of results for the period of June 7, 2021 to September 30, 2021. The Company’s estimated equity share of Big Ridge’s net loss for the interim period ending September 30, 2021 was $20,000.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

8. MINERAL PROPERTY INVESTMENTS

The Company, through its subsidiary Clifton Star Resources Inc. (“Clifton”), has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd. which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project.

Mineral property investments (which comprise equity interests in the shares of three private companies) are designated as FVTOCI, with changes in fair value recorded in other comprehensive income (loss).

As at September 30, 2021, management determined, as a function of the falling gold price environment, that there was a decline in the fair value of mineral property investments and a fair value loss of $516,000 was recorded (nine months ended September 30, 2020 – fair value gain of $1,326,000) (Note 14). As at September 30, 2021, the fair value of the Company’s mineral property investments is $6,210,000 (December 31, 2020 - $6,726,000).

9. SILVER STREAM DERIVATIVE LIABILITY

a)
Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million (approx. $30.6 million as at the closing date), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and also received 30 million common share purchase warrants of First Mining. Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years. The fair value of the warrants issued of $6,278,000 was recorded in Equity (Warrant reserve) on the Company’s consolidated statements of financial position.

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million (approx. $27.9 million as at September 30, 2021) at any time prior to the commencement of production at Springpole (the “Buy-Back Right”).

Per the Silver Purchase Agreement, First Majestic paid US$10 million ($13.7 million) to First Mining on the July 2, 2020 closing date, with US$2.5 million ($3.3 million) paid in cash and the remaining US$7.5 million ($10.4 million) paid in 805,698 common shares of First Majestic (“Tranche 1”). Upon announcement of the Pre-Feasibility Study (“PFS”) on March 4, 2021, First Mining received US$7.5 million ($9.8 million) from First Majestic, with US$3.75 million ($4.8 million) paid in cash and the remaining US$3.75 million ($5.0 million) paid in 287,300 common shares of First Majestic (“Tranche 2”).

Consideration payable for the Silver Stream includes one further tranche (split evenly between cash and First Majestic common shares) of US$5 million (approx. $6.4 million as at September 30, 2021) payable upon First Mining receiving approval of either a Federal or Provincial Environmental Assessment. (The three tranches of consideration totaling US$22.5 million ($23.5 million received for Tranche 1 and Tranche 2) constitute the “Advance Payment”). In the event of default, First Majestic may terminate the Silver Purchase Agreement and the Advance Payment received by First Mining at that time would become repayable. The Advance Payment amount is used to track the stream balance for commercial, but not accounting purposes. In the event the Company exercises the Buy-Back Right by paying US$22.5 million (approx. $28.7 million) to First Majestic, the Advance Payment amount shall be reduced to nil.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

9. SILVER STREAM DERIVATIVE LIABILITY (continued)

b)
Silver Stream Derivative Liability Fair Value

The Company has concluded that the Silver Stream is a standalone derivative measured at FVTPL.

The estimated fair value of the Silver Stream derivative liability is determined using a discounted cash flow model which incorporates a Monte Carlo simulation. The fair value of the Silver Stream derivative liability is a Level 3 measurement.

The fair value of the Silver Stream derivative liability is calculated at each reporting date as the net of the future Advance Payment tranches receivable (an asset for the Company) and the Silver Stream obligation (a liability to the Company), with gains or losses recorded in the statement of net loss and comprehensive loss. The fair value of the Silver Stream derivative liability as at September 30, 2021 is US$18,654,000 ($23,768,000), which is comprised of the Silver Stream obligation fair value of US$21,721,000 ($27,676,000) less the Advance Payment receivable fair value of US$3,068,000 ($3,908,000). The fair value of the Silver Stream derivative liability as at December 31, 2020 was US$10,415,000 ($13,260,000), which is comprised of the Silver Stream obligation fair value of US$21,761,000 ($27,706,000) less the Advance Payment receivable fair value of US$11,346,000 ($14,446,000).

Silver Stream derivative liability
Balance, December 31, 2019	$-
Fair value of Silver Stream derivative liability - Initial Recognition on July 2, 2020	(7,378)
Change in fair value during the period	(5,882)
Balance, December 31, 2020	$(13,260)
Advance payment received (Tranche 2) (US$7.5 million)	(9,808)
Change in fair value during the period	(700)
Balance, September 30, 2021	$(23,768)

10. SHARE CAPITAL

a)
Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b)
Issued and Fully Paid

Common shares: 699,950,059 (December 31, 2020 – 697,216,453).
Preferred shares: nil (December 31, 2020 – nil).

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

10. SHARE CAPITAL (continued)

c)
Warrants

The movements in warrants during the nine months ended September 30, 2021 and year ended December 31, 2020 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2019	15,872,998	$0.410
Warrants issued	77,460,159	0.494
Warrants exercised	(247,500)	0.344
Balance as at December 31, 2020	93,085,657	$0.480
Warrants issued	2,100,228	0.375
Warrants exercised	(265,650)	0.328
Warrants expired	(3,027,615)	0.440
Balance as at September 30, 2021	91,892,620	$0.449

The following table summarizes information about warrants outstanding as at September 30, 2021:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.336	18,247,009	$0.336	1.08
$0.374	44,845,611	0.374	2.86
$0.421	50,000	0.421	1.83
$0.654	28,750,000	0.654	0.90
	91,892,620	$0.449	1.46

There were 50,000 warrants issued during the nine months ended September 30, 2021. As a result of the TML distribution an additional 2,050,228 warrants were issued to an individual warrant holder per the terms of the convertible security adjustment provision warrant indentures. In addition, following the distribution the exercise prices of all the outstanding warrants as at July 15, 2021 were reduced per the terms of the respective convertible security adjustment provisions warrant indentures. They are now shown to three decimal places.

Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

The movements in stock options during the nine months ended September 30, 2021 and year ended December 31, 2020 are summarized as follows:

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

10. SHARE CAPITAL (continued)

	Number	Weighted average exercise price
Balance as at December 31, 2019	46,927,500	$0.57
Options granted	11,350,000	0.25
Options exercised	(3,717,500)	0.33
Options expired	(2,790,000)	0.40
Options forfeited	(5,950,000)	0.52
Balance as at December 31, 2020	45,820,000	$0.53
Options granted	11,290,000	0.23
Options exercised	(2,287,500)	0.25
Options expired	(8,020,000)	0.73
Options forfeited	(2,037,500)	0.38
Balance as at September 30, 2021	44,765,000	$0.44

The weighted average closing share price at the date of exercise for the nine months ended September 30, 2021 was $0.45 (September 30, 2020 – $0.42). 2,287,500 stock options were exercised during the nine months ended September 30, 2021 (September 30, 2020 – 2,092,500).

The following table summarizes information about the stock options outstanding as at September 30, 2021:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.25 – 0.50	32,450,000	$0.36	2.75	22,701,250	$0.36	4.11
$0.51 – 1.00	12,315,000	0.61	3.23	12,615,000	0.43	4.10
	44,765,000	$0.44	2.88	35,316,250	$0.38	4.11

During the nine months ended September 30, 2021, there were 11,290,000 (September 30, 2020 - 9,850,000) stock options granted with an aggregate fair value at the date of grant of $4,718,400 (September 30, 2020 - $1,170,000), or a weighted average fair value of $0.23 per option (September 30, 2020 – $0.12). As at September 30, 2021, 9,448,750 (September 30, 2020 – 6,062,500) stock options remain unvested with an aggregate grant date fair value of $3,948,000 (September 30, 2020 - $347,000).

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. Total share-based payments expense during the three month and nine-month periods ended September 30, 2021 and September 30, 2020 was classified within the financial statements as follows:

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

10. SHARE CAPITAL (continued)

	For the three months ended September 30,		For the nine months ended September 30,
Statements of Net Loss:	2021	2020	2021	2020
General and administration	$229	$74	$1,026	$435
Exploration and evaluation	19	44	225	116
Investor relations and marketing communications	57	10	201	132
Corporate development and due diligence	34	-	133	94
Subtotal	$339	$128	$1,585	$777
Statements of Financial Position:
Mineral Properties	142	39	716	389
Total	$481	$167	$2,301	$1,166

The grant date fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended	Year ended
	September 30, 2021	December 31, 2020
Risk-free interest rate	0.44%	1.72%
Share price at grant date (in dollars)	$0.42	$0.25
Exercise price (in dollars)	$0.42	$0.27
Expected life (years)	5.00 years	4.96 years
Expected volatility (1)	68.32%	69.10%
Forfeiture rate	7.50%	5.26%
Expected dividend yield	Nil	Nil

(1)
The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

d)
Restricted Share Units

The Company granted Restricted Share Units ("RSUs") under its share-based compensation plan to the Company’s executive officers as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

The associated compensation cost is recorded as share-based payments expense against share-based payment reserve.

The following table summarizes the changes in RSU's for the nine months ended September 30, 2021:

	Number	Weighted average fair value
Balance as at December 31, 2020	-	$-
Granted – February 2, 2021	1,550,000	0.40
Balance as at September 30, 2021	1,550,000	$0.40

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

10. SHARE CAPITAL (continued)

e)
Deferred Share Units

The Company granted 303,000 Deferred Share Units ("DSUs") under its share-based compensation plan to a director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost is recorded as share-based payments expense against share-based payment reserve. The grant date fair value of the DSUs recognized in the nine months ended September 30, 2021 is $0.36.

	Number	Weighted average fair value
Balance as at December 31, 2020	-	$-
Granted – February 2, 2021	40,000	0.40
Granted – June 17, 2021	263,000	0.35
Balance as at September 30, 2021	303,000	$0.36

11. OPERATING EXPENSES

Operating expenditures by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

	For the three months ended September 30, 2021		For the three months ended September 30, 2020
	General and administration	Investor relations and marketing communications	General and administration	Investor relations and marketing communications
Administrative and office	$86	$(1)	$67	$9
Consultants	21	30	(45)	-
Depreciation	43	-	40	-
Directors fees	160	-	58	-
Investor relations and marketing communications	-	252	-	241
Professional fees	198	-	47	-
Salaries	243	68	171	56
Share-based payments (non-cash) (Note 10(d))	229	40	74	10
Transfer agent and filing fees	210	3	25	25
Travel and accommodation	5	7	4	5
Total	$1,195	$399	$441	$346

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

11. OPERATING EXPENSES (continued)

	For the nine months ended September 30, 2021		For the nine months ended September 30, 2020
	General and administration	Investor relations and marketing communications	General and administration	Investor relations and marketing communications
Administrative and office	$270	$59	$172	$25
Consultants	110	75	97	10
Depreciation	128	-	104	-
Directors fees	239	-	201	-
Investor relations and marketing communications	-	1,168	3	509
Professional fees	982	-	714	-
Salaries	712	283	556	159
Share-based payments (non-cash) (Note 10(d))	1,026	201	435	132
Transfer agent and filing fees	346	37	147	41
Travel and accommodation	7	7	20	16
Total	$3,820	$1,830	$2,449	$892

12. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and strategic disposition of its North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at September 30, 2021 and December 31, 2020 is as follows: Canada - $205,529,000 (December 31, 2020 - $244,018,000) and USA - $227,000 (December 31, 2020 - $444,000).

13. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s Directors and Officers, and any companies associated with them.

Key management includes the Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the three months and nine months ended September 30, 2021 and 2020 is as follows:

Service or Item	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Directors’ fees	$80	$58	$239	$201
Salaries and consultants’ fees	398	283	1,329	839
Share-based payments (non-cash)	171	137	974	778
Total	$649	$478	$2,542	$1,818

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

14. FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●
Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
●
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●
Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are financial assets and liabilities at amortized cost.

The carrying value of investments was based on the quoted market prices of the shares as at September 30, 2021 and was therefore considered to be Level 1.

The mineral property investments (First Mining’s 10% equity interest in three privately held companies that own the Duparquet Gold Project) are classified as financial assets at FVTOCI. The fair value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value has been reassessed at each period end. Scenarios which may result in a significant change in fair value include, among others, a change in the performance of the investee, a change in the performance of comparable entities, a change in gold price, a change in the economic environment, or evidence from external transactions in the investee’s equity. During the nine months ended September 30, 2021, management concluded that there was a decrease in the fair value of the mineral property investments, and a fair value loss of $516,000 (September 30, 2020 – fair value gain of $1,326,000) was recorded (Note 4).

As the Earn‐In Agreement provides Auteco the right to earn an interest in PC Gold, rather than a direct interest in the Pickle Crow project, Auteco’s option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option - Pickle Crow Gold Project is not based on observable market data and therefore is considered to be Level 3. The fair value of the Option – Pickle Crow Gold Project as at September 30, 2021 was determined by reference to the portion of the estimated fair value of PC Gold to be given up by the Company with the option for Auteco to earn an additional 10%, net of $3,000,000 proceeds to be received on exercise.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3.

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

14. FAIR VALUE (continued)

	September 30, 2021				December 31, 2020
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Investments (Notes 3, 5)	$17,331	$17,331	$-	$-	$18,425	$12,653	$5,772	$-
Mineral property investments (Note 8)	6,210	-	-	6,210	6,726	-	-	6,726
Financial liabilities:
Silver Stream derivative liability (Note 9)	23,768	-	-	23,768	13,260	-	-	13,260
Option – PC Gold (Note 4(b))	$4,347	$-	$-	$4,347	$4,410	$-	$-	$4,410

During the nine months ended September 30, 2021 there have been no transfers of amounts between levels in the fair value hierarchy.

15. Subsequent Events

Subsequent to the end of the quarter, on October 4, 2021, the Company announced it had entered into an earn-in agreement with Pelangio Exploration Inc. (“Pelangio”) which gives First Mining the right to earn, through Gold Canyon, up to an 80% interest in Pelangio’s Birch Lake and Birch Lake West properties (collectively, the “Birch Lake Properties”) over the course of two stages and a period of six years. Initially, First Mining (through Gold Canyon), may earn a 51% interest in the Birch Lake Properties by making cash payments totaling $350,000 and share payments totaling 1,300,000 and by incurring at least $1,750,000 worth of expenditures on the Birch Lake Properties during the first 4 years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will have an additional period of 2 years within which to acquire a further 29% interest in the Birch Lake Properties by paying $400,000 to Pelangio in cash or First Mining Shares (at First Mining’s sole discretion) and by incurring an additional $1,750,000 worth of expenditures on the Birch Lake Properties. Upon completing the second earn-in stage, First Mining will hold a 80% interest in the Birch Lake Properties, and Gold Canyon and Pelangio will enter into a joint venture agreement with respect to the properties (if First Mining notifies Pelangio at any time after exercising the first earn-in that it will not complete the second earn-in stage, the joint venture will be formed as of the date of such notice, and First Mining will hold, through Gold Canyon, a 51% interest in the Birch Lake Properties).